Exhibit 99.1

AMARIN APPOINTS PROFESSOR WILLIAM HALL
AS NON-EXECUTIVE DIRECTOR

Distinguished Neuro-virologist Adds CNS Insight and Expertise

LONDON, United Kingdom, February 27, 2007 - Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today announced the appointment of Professor William Walmsley Hall, M.D., Ph.D., as a non-executive director with immediate effect.

Thomas Lynch, Chairman of Amarin, commented, “We are delighted that Professor Hall has agreed to join Amarin's board. Professor Hall’s significant experience and expertise in neuro-virology will enhance the company’s ability to advance its pipeline and evaluate new opportunities. Professor Hall will also help Amarin in achieving its objective of becoming a leader in the development of novel drugs for the treatment of central nervous system disorders.”

Professor Hall is a clinical scientist and Professor of Medicine, School of Medicine and Medical Sciences and Director of the National Virus Reference Library at University College Dublin. Professor Hall received his Ph.D from Queen's University of Belfast in 1974 and his M.D. from Cornell University Medical College, New York in 1984. Professor Hall held various faculty positions at the Rockefeller University in New York before returning to Ireland.

Other positions currently held by Professor Hall include Consultant Microbiologist, St Vincent's University Hospital, Dublin, Professor, and Professor of Medicine, School of Medicine and Medical Sciences and Director of the Centre for Research in Infectious Diseases. Professor Hall is a Fellow of the American Academy of Microbiology, the Infectious Diseases Society of America, the Royal College of Physicians (Ireland) and the Royal College of Pathologists (U.K.).

Professor Hall, aged 57, is currently a director of Savora Limited and was previously a director of Tripep AB in the last five years. Save as disclosed above, there are no details specified by Rule 17 and Schedule 2(g)(i) to (viii) of the AIM Rules and the IEX Rules to be disclosed in relation to Professor Hall.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin has a late-stage drug development pipeline. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington's disease (“HD”), Phase II development for depressive disorders and is planned to enter Phase IIa development for Parkinson’s disease.  Amarin’s core development pipeline also includes the global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Miraxion for HD is being developed under a Special Protocol Assessment agreed with the United States Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin maintains its primary stock market listing in the United States on the Nasdaq Stock Market (“AMRN”) and secondary listings in the United Kingdom and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

Disclosure Notice:

The information contained in this document is as of February 27, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the Phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as amended by Form 20-F/A filed on October 13, 2006, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.